Exhibit 99.1

For immediate release

Nexen Announces Consent Solicitation and Offer of Guarantees by CNOOC Limited

Calgary, Alberta, March 7, 2013 – Nexen Inc. (“Nexen” or the “Company”) announced today that Nexen has commenced a solicitation of consents from holders of each of the following senior unsecured notes:

Title of Security	Indenture	CUSIP Numbers	Principal Amount Outstanding(1)
1998 Indenture Notes
5.20% Notes due March 10, 2015	1998 Indenture	65334HAD4	$125,844,000
7.40% Notes due May 1, 2028	1998 Indenture	136420AF3	$200,000,000
7.875% Notes due March 15, 2032	1998 Indenture	65334HAA0	$500,000,000
5.875% Notes due March 10, 2035	1998 Indenture	65334HAE2	$790,000,000
2007 Indenture Notes
5.65% Notes due May 15, 2017	2007 Indenture	65334HAF9	$62,250,000
6.20% Notes due July 30, 2019	2007 Indenture	65334HAK8	$300,000,000
6.40% Notes due May 15, 2037	2007 Indenture	65334HAG7	$1,250,000,000
7.50% Notes due July 30, 2039	2007 Indenture	65334HAJ1	$700,000,000
(1) Amounts in U.S. dollars.

Nexen is soliciting consents (the “Consents”) to approve certain proposed amendments relating to each series of the notes listed above (each such series a “Series” and such notes, collectively, the “Notes”).  The 1998 Indenture Notes, collectively, and each Series of the 2007 Indenture Notes, individually, are referred to herein as a “Solicited Class” or as a “Solicited Class of Notes.”  Nexen is soliciting Consents with respect to each Solicited Class of Notes (each such solicitation, a “Consent Solicitation” and, together, the “Consent Solicitations”). The Consent Solicitations are being made pursuant to the Consent Solicitation/Prospectus Supplement dated March 7, 2013 (the “Consent Solicitation Statement”) and the related Consent Form.

If the Requisite Consents (as defined in the Consent Solicitation Statement) are obtained for a Solicited Class of Notes and the other conditions to the Consent Solicitation for such Solicited Class are satisfied or waived, then

•	Nexen and CNOOC Limited will amend the indenture governing the Notes of such Solicited Class to delete or amend certain restrictive covenants with respect to Nexen,

•
CNOOC Limited will unconditionally and irrevocably guarantee the Notes of such Solicited Class in respect of which a Consent has been validly delivered and not validly revoked (the “Guaranteed Notes”),

•
Nexen will pay to Holders (as defined in the Consent Solicitation Statement) who delivered their consent prior to the Early Consent Deadline (as defined below) a fee (the “Early Consent Fee”) of $1.00 per $1,000 principal amount of the Guaranteed Notes of such Solicited Class, and

•
Nexen and CNOOC Limited will amend the indentures governing the Notes of such Solicited Class to add certain additional covenants with respect to CNOOC Limited for the benefit only of the Guaranteed Notes of such Solicited Class (such covenants, together with the guarantee by CNOOC Limited, the “Guarantee”).

Each Consent Solicitation expires at 5:00 p.m., New York time, on March 20, 2013, unless extended or earlier terminated by Nexen (each such time and date, as it may be extended from time to time, an “Expiration Time”). Consents must be delivered prior to the applicable Expiration Time. Holders who deliver their Consents by 5:00 p.m., New York time, on March 18, 2013 (such time and date, with respect to each Consent Solicitation, as it may be extended, an “Early Consent Deadline”) will be eligible to receive the Early Consent Fee. Holders who deliver their Consents after the applicable Early Consent Deadline but prior to the Expiration Time will not be eligible to receive the Early Consent Fee. Consents may be revoked prior to 5:00 p.m., New York time, on March 18, 2013 (such time and date, with respect to each Consent Solicitation, as it may be extended, a “Revocation Deadline”). Nexen reserves the right to extend, amend or terminate each Consent Solicitation as described in the Consent Solicitation Statement.

If the Proposed Amendments (as defined in the Consent Solicitation Statement) become effective with respect to a Series of Notes but Consents of Holders of less than 100% of the outstanding principal amount of the Notes of such Series have been validly delivered and not validly revoked, the Guaranteed Notes of such Series will trade under a new CUSIP number to reflect the Guarantee and the Notes of such Series in respect of which a Consent has not been validly delivered or was validly revoked will continue to trade under the existing CUSIP number for such Series (the “Non-Guaranteed Notes”). The Guarantee will only apply to the Notes of such Series under the new CUSIP and Notes of such Series as to which no Consent was given or was validly revoked will trade under the existing CUSIP for such Series and will not benefit from the Guarantee. Notwithstanding the different CUSIP numbers, the Guaranteed Notes of a particular Series and the Non-Guaranteed Notes of such Series will continue to be treated as a single Series for purposes of the 1998 Indenture or the 2007 Indenture, as applicable, except as expressly contemplated by the applicable supplemental indenture.

The Guarantee would be an unsecured obligation and would rank pari passu in right of payment of principal and interest and premium, if any, with all existing and future unsubordinated, unsecured obligations of CNOOC Limited.

In order for the Proposed Amendments to be approved with respect to the 1998 Indenture Notes, valid Consents of the Holders of not less than 66 2/3% of the principal amount of all outstanding 1998 Indenture Notes must have been received (and not subsequently revoked) by the Expiration Time and accepted by Nexen. In order for the Proposed Amendments to be approved with respect to any Series of the 2007 Indenture Notes, valid Consents of the Holders of a majority in aggregate principal amount of the 2007 Indenture Notes of such Series must have been received (and not subsequently revoked) by the Expiration Time and accepted by Nexen. We refer to the consents needed for the Proposed Amendments to be approved with respect to the 1998 Indenture Notes or any Series of 2007 Indenture Notes, as applicable, as the “Requisite Consents” for such Solicited Class.

The Proposed Amendments relating to each Solicited Class of the Notes are interdependent with the Proposed Amendments relating to each other Solicited Class of Notes, each Solicited Class being conditional on all others being approved by the applicable Holders; provided that we may waive such conditions in each case and proceed with the Proposed Amendments relating to any one Solicited Class of Notes without proceeding with the Proposed Amendments relating to any other Solicited Class of Notes (such condition, the “Cross-Consent Condition”). A Guarantee will only be provided in respect of a Note as to which (i) the Requisite Consents for the Solicited Class of Notes of which such Note forms a part are obtained; (ii) a Consent for such Note is validly delivered and not validly revoked; (iii) the other conditions to the applicable Proposed Amendments are satisfied or waived (including the Cross-Consent Condition); and (iv) the Proposed Amendments become effective with respect to the Solicited Class of which such Note forms a part.

Holders of the Notes are referred to the Consent Solicitation Statement and the related Consent Form for the detailed terms and conditions of the Consent Solicitation.

Nexen has engaged Citigroup Global Markets Inc. to act as solicitation agent for the Consent Solicitations. Global Bondholder Services has been engaged to act as the Information and Tabulation Agent for the Consent Solicitations. Questions or requests for assistance or additional copies of the Consent Solicitation Statement or Consent Form may be directed to the Information and Tabulation Agent, at (866) 470-4300 (toll-free) or (212) 430-3774 (collect). Questions regarding the terms of the Consent Solicitation may be directed to the Solicitation Agent at (800) 558-3745 (toll-free) or (212) 723-6106 (collect).

This press release is for informational purposes only and is not a solicitation of consents. The Consent Solicitations are subject to certain conditions and present certain risks for the holders, as set forth more fully in the Consent Solicitation Statement. Nexen retains the rights to waive or modify any term of, or to terminate, the Consent Solicitation with respect to any or all Series of the Notes for any reason prior to the date that the Proposed Amendments become effective with respect to such Series of Notes.

For a discussion of factors you should consider before you decide whether to consent, see “Risk Factors” outlined in the Consent Solicitation Statement.

This press release is not an offer for sale of the Guarantee in the United States or any other state or jurisdiction, and there shall not be any sale of the Guarantee in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Neither the Securities and Exchange Commission, nor any state or Canadian provincial or territorial securities commission has approved or disapproved of these securities, or determined if the Consent Solicitation Statement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The Consent Solicitation Statement and the prospectus to which it relates do not constitute an offer of securities in any jurisdiction where such offer is not permitted.

About Nexen
Nexen Inc. is a wholly-owned subsidiary of CNOOC Limited. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico.

For investor relations inquiries, please contact: Ms. Kim Woima Senior Manager, Investor Relations (403) 699-5821	For media and general inquiries, please contact: Mr. Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “will”, “intends”, “expect”, “should” or other similar words. Any statements as to the ability of the parties to satisfy the conditions to, and to complete, the consent solicitation; the anticipated timing of the closing of the consent solicitation; and, changes in any of the foregoing are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: the possible failure of Nexen to complete the consent solicitation, in a timely manner or at all, and other factors, many of which are beyond our control. These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in our 2012 Annual Information Form and “Quantitative and Qualitative Disclosures About Market Risk” in our 2012 annual MD&A.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.